Exhibit 5.1

October 23, 2019

NextGen Healthcare, Inc.

18111 Von Karman Avenue

Suite 800

Irvine, CA 92612

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by NextGen Healthcare, Inc. (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission, covering the offering of up to 3,575,000 shares of the Company’s Common Stock, $0.01 par value (the “Shares”), which are issuable pursuant to the Company’s Amended 2015 Equity Incentive Plan (the “Plan”).

In connection with this opinion, I have examined and relied upon the Registration Statement, the Company’s Restated Articles of Incorporation, as amended, the Company’s Amended and Restated Bylaws, the Plan and the originals or copies certified to my satisfaction, of such other records, documents, certificates, memoranda and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that the Shares, when issued and sold in accordance with the Plan and related prospectuses, will be validly issued, fully paid and nonassessable.

I consent to the reference to myself under the caption “Interests of Named Experts and Counsel” in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

NextGen Healthcare, INC.

By:	/s/ Jeffrey Linton
Jeffrey Linton, Esq.
Executive Vice President, General Counsel & Secretary

18111 Von Karman Avenue, Suite 800

Irvine, California 92612